UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              A Novo Broadband, Inc
                                (Name of Issuer)


                          Common Stock, par value $.001
                         (Title of Class of Securities)


                                    00182P104
                                 (CUSIP Number)


                             Russell S. Berman, Esq.
                        Kronish Lieb Weiner & Hellman LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 479-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 15, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1of 12)


---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 00182P104                                           Pages  2  of  12
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          A Novo Americas LLC
          13-4128300
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          AF
-------------------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY
     OWNED BY EACH
       REPORTING
      PERSON WITH              9,373,516
----------------------- ------ ------------------------------------------------
                          8    SHARED VOTING POWER

                               881,650
----------------------- ------ ------------------------------------------------
                          9    SOLE DISPOSITIVE POWER

                               9,373,516
----------------------- ------ ------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               -0-
----------------------- ------ ------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,255,166
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           87.0%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                 SCHEDULE 13D


CUSIP No.  00182P104                                          Pages  3  of  12
-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          A Novo S.A.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) |_|
          (b) |_|
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          WC
-------------------------------------------------------------------------------
    5 CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
-------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY
     OWNED BY EACH
       REPORTING
      PERSON WITH               -0-
----------------------- ------ ------------------------------------------------
                          8    SHARED VOTING POWER
                                10,255,166
----------------------- ------ ------------------------------------------------
                          9    SOLE DISPOSITIVE POWER
                               -0-
----------------------- ------ ------------------------------------------------
                         10    SHARED DISPOSITIVE POWER
                                9,373,516
----------------------- ------ ------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,255,166
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          87.0%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

Item  1. Security and Issuer.

      This statement relates to the common stock, par value $.001 ("Common Stock"), of A Novo Broadband, Inc. (the "Issuer"). The address of the Issuer's principal executive offices is 196 Quigley Blvd., New Castle, Delaware 19720.

Item  2. Identity and Background.

      (a) This statement is filed by A Novo Americas LLC ("A Novo"), a Delaware limited liability company, and A Novo S.A., a French societe anonyme ("AN France") whose securities are listed on the Paris Stock Exchange. The activities of A Novo are governed by the vote of its managers. The managers of A Novo are Daniel Auzan and Henri Triebel. The executive manager of A Novo is Henri Triebel. AN France is the sole member of A Novo. The members of AN France's Supervisory Board are Daniel Auzan, Andre Kudelski, Daniel Thieriet, Pergo Holdings Ltd. and Emmanuele Ugolini. The directors and executive officers of AN France are Paul Bernard, Luc Vancayzeele and Henri Triebel. On November 18, 2001, by agreement effective July 31, 2001, AN France became the sole member of A Novo. On December 23, 2001, Louis Brunel resigned as an executive manager of A Novo.

      The address of A Novo is c/o Kronish Lieb Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, NY 10036. The address of AN France is 16 rue Joseph Cugnot, Z.I. de Bracheux, 60000 Beauvais, France.

      (b) The names and addresses of the executive manager and managers of A Novo are as follows:

                  Name                             Address
                  ----                             -------
                  Daniel Auzan                     13 route de Zaehringen
                                                   1700 Fribourg, Switzerland

                  Henri Triebel                    c/o A Novo SA
                                                   31, rue des Peupliers
                                                   F-92660 Boulogne cedex
                                                   France

      The names and addresses of the members of the Supervisory Board of AN France are as follows:

                  Name                             Address
                  ----                             -------

                  Directors-Supervisory Board

                  Daniel Auzan                     13 route de Zaehringen
                                                   1700 Fribourg, Switzerland

                  Andre Kudelski                   c/o Kudelski SA
                                                   Route de Geneve 22
                                                   1033 Cheseaux
                                                   Switzerland

                  Daniel Thieriet                  c/o A Novo SA
                                                   31, rue des Peupliers
                                                   F-92660 Boulogne cedex
                                                   France

                  Emanuele Ugolini                 BP 1217
                                                   Douala, Cameroon

                  Pergo Holdings Ltd.              P.O. Box No. 3720
                                                   Nassau, Bahamas

                  Members of the Board of
                  Directors & Executive
                  Officers

                  Henri Triebel                    c/o A Novo SA
                                                   31, rue des Peupliers
                                                   F-92660 Boulogne cedex
                                                   France

                  Luc Vancayzeele                  c/o A Novo SA
                                                   31, rue des Peupliers
                                                   F-92660 Boulogne cedex
                                                   France

                  Paul Bernard                     c/o A Novo SA
                                                   31, rue des Peupliers
                                                   F-92660 Boulogne cedex
                                                   France


      (c) A Novo engages in no active business other than acting as a holding company with respect to (i) shares of the Issuer's Common Stock and (ii) all of the outstanding capital stock of Natcom, Inc., a Mississippi Corporation.

      AN France uses its own technologically advanced facilities and processing know-how to diagnose, upgrade, recondition and repair large quantities of high-tech electronic equipment for payment terminals and for video communications, telecommunications and information technology applications. Its services are marketed chiefly to systems operators and equipment manufacturers who have recurring high-volume equipment maintenance requirements.

      Mr. Auzan is the President of the Supervisory Board of AN France.

      Mr. Kudelski is a member of the Supervisory Board of AN France. Mr. Kudelski is a principal of Kudelski S.A., a holding company with several subsidiaries transacting business under the name Nagra (or a variation thereof) offering products and services ranging from pay television systems to audio tape recorders. The address of Kudelski S.A. is Route de Geneve 22, 1033 Cheseaux, Switzerland.

      Mr. Thieriet is a member of the Supervisory Board of AN France.

      Mr. Ugolini is Vice-President and a member of the Supervisory Board of AN France.

      Pergo Holdings Limited is a member of the Supervisory Board of AN France.

      Mr. Triebel is the Chairman of the Board of Directors of AN France.

      Mr. Bernard is a member of the Board of Directors of AN France and the Chief Financial Officer of AN France.

      Mr. Vancayzeele is a member of the Board of Directors of AN France and General Secretary of AN France.

      (d) During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e) Messrs. Auzan, Bernard, Thieriet, Triebel, Vancayzeele and Ugolini are French citizens. Mr. Kudelski is a Swiss citizen. Pergo Holdings Limited is a limited company organized under the Bahamas Commonwealth law.

Item  3. Source and Amount of Funds or Other Consideration.

      Pursuant to an Investment Agreement (the "Investment Agreement") dated as of August 4, 2000, (which was executed and became effective on August 7, 2000) between the Issuer and A Novo, A Novo purchased 3,040,666 shares of Common Stock from the Issuer in a private transaction for cash consideration of $12,000,000. The source of the funds used to purchase such shares of Common Stock was A Novo's capital contributed to it by its members.

      Pursuant to a Bridge Loan Agreement dated as of August 29, 2001, (which was executed and became effective on November 18, 2001) as amended by letters dated December 13, 2001 and December 14, 2001, (the "Bridge Loan Agreement") AN France loaned to A Novo, and A Novo then loaned to the Issuer, the sum of $4.97 million, with interest at rates charged by AN France to its other affiliates. (Throughout this period the rate was 2% over EURIBOR, not to exceed 6% per year.) Pursuant to the Bridge Loan Agreement, AN France had the right to cause A Novo to convert the balance of the loan (including accrued interest) owed by the Issuer to A Novo into Common Stock of the Issuer at a conversion price of $1.40 per share. On May 29, 2002 the loan balance of $5.20 million was converted into 3,714,058 shares of the Issuer's Common Stock. Concurrently with such conversion, AN France contributed to the capital of A Novo the balance (including interest) of the loan owed by A Novo to AN France. The shares issued upon such conversion are held by A Novo. The source of the funds used to finance the loans was working capital of AN France.

      During the six months ended March 31, 2002, the Issuer had significant cash needs for which it received working capital advances totaling $3.0 million from AN France. Initially advances totaling approximately $800,000 bore interest at rates charged by AN France to its other affiliates. (Throughout this period the rate was 2% over EURIBOR, not to exceed 6% per year.) On March 15, 2002, in light of the Issuer's immediate needs for additional cash and its inability to increase or renew its existing bank line of credit, which matured on April 2, 2002, AN France advanced the Issuer the additional sum of $2,200,000. In order to induce AN France to (a) advance the additional sum, (b) agree to subordinate all of its working capital advances to a new credit line and (c) agree to guarantee a new credit line, the terms of such advances were revised and incorporated into an unsecured demand convertible grid note of the Issuer in nominal principal amount of $4 million, due on demand (the "Convertible Note"). From and after March 31, 2002, interest accrues under the Convertible Note at an annual rate equal to 2% plus prime, adjusted monthly. The principal of the Convertible Note may be converted into shares of the Issuer's Common Stock at prices based on the average closing price per share for the 10 trading days immediately following the time of the related advance. The average conversion price is $1.41 per share. Based on a balance of $3.6 million outstanding as of May 31, 2002, the Convertible Note was convertible into a maximum of 2,646,218 shares of Common Stock. The source of the funds used to finance the advances was working capital of AN France.

Item  4. Purpose of Transaction.

      A Novo has acquired shares of Common Stock as an active investment and, initially, to obtain control of the Issuer. Pursuant to the Investment Agreement, on August 7, 2000, all of the directors of the Issuer other than Bob Binsky resigned, and Daniel Auzan, Pierre Brodeur, Louis Brunel, Andre Kudelski and Henri Triebel (all of whom were at the time managers of A Novo) were appointed to the Issuer's board of directors. Mr. Auzan was elected Chairman of the Board of Directors. Mr. Kudelski did not seek election to an additional term as director, and his term as a director ended at the Annual Meeting of the Shareholders held on February 14, 2001. Mr. Brodeur resigned as a manager of A Novo in December 2000 and a director of the Issuer as of April 10, 2002. Mr. Kudelski resigned as a manager of A Novo effective as of July 31, 2001. Mr. Brunel resigned as a manager and executive manager of A Novo and an officer and director of the Issuer effective December 23, 2001.

      In connection with A Novo's initial investment in the Issuer, A Novo, Mr. Binsky and the Issuer entered into a Shareholders Agreement dated as of August 4, 2000 (the "Shareholders Agreement"), pursuant to which, among other things, Mr. Binsky agreed that, upon A Novo's request, he will vote all shares of Common Stock held by him in the same manner as A Novo votes its shares of Common Stock, and, consistent with A Novo's request, will cause his shares of Common Stock to be (a) present and represented at, or absent from, any regular or special meeting of the Issuer's shareholders, (b) voted or not voted at any such meeting in favor of or against any proposal submitted to a vote of shareholders, and (c) voted or not voted by written consent in favor of any action of shareholders to be effected by written consent.

      Under the Shareholders Agreement, A Novo agreed to use its best efforts to cause Mr. Binsky to be included in management's slate of nominees for election as a director of the Issuer (and vote all shares of Common Stock held by A Novo in favor of his election as a director), for so long as Mr. Binsky is employed by the Issuer and owns 5% of the shares of Common Stock on a fully-diluted basis.

      On February 14, 2001, the Issuer reincorporated in Delaware and changed its name from Cable Link, Inc. to A Novo Broadband, Inc.

      Pursuant to the Amended and Restated Operating Agreement of A Novo ("Restated Operating Agreement"), dated as of July 31, 2001 (which was executed and became effective on November 18, 2001), AN France became the sole member of A Novo. Prior to the adoption of the Restated Operating Agreement, each member of A Novo (other than AN France) was entitled to make additional capital contributions to A Novo. Under the Restated Operating Agreement, (a) these members gave up their rights to make additional capital contributions, (b) their initial capital contributions were redeemed in exchange for shares of the Issuer's Common Stock, and (c) A Novo granted each of them a two year option to purchase additional shares of the Issuer's Common Stock from A Novo at $3.95 per share. The shares and options were distributed as follows:

      Name                              Shares                 Options
      ----                              ------                 -------
      Pierre Brodeur                    4,372                  37,129
      Louis Brunel                      2,981                  25,316
      Achille Delahaye                  4,173                  35,443
      Michel Guignot                    4,173                  35,443
      Kudelski, S.A.                    5,962                  50,633
      Pergo Holdings Limited            5,366                  45,570
      Vesta Finances                      398                   3,377
                                       ------                 -------
      Total                            27,426                 232,911

      AN France and A Novo made loans pursuant to the Bridge Loan Agreement to enable the Issuer to purchase the assets constituting the equipment repair business of Broadband Services, Inc., in August 2001.

      As more fully described in Item 3 above, AN France made advances evidenced by the Convertible Note to satisfy immediate cash needs of the Issuer.

Item  5. Interest in Securities of the Issuer.

      (a) As a result of the transactions described above, A Novo may be deemed to be the beneficial owner of 10,255,166 shares of the Issuer's Common Stock, representing approximately 87.0% of the issued and outstanding shares of the Issuer's Common Stock. The shares attributable to A Novo consist of (i) 6,727,298 shares of Common Stock owned directly by A Novo, (ii) an estimated 2,646,218 shares of Common Stock issuable on conversion of Convertible Note, and
(iii) 881,650 shares of Common Stock held by Bob Binsky which pursuant to the Shareholders Agreement, must be voted by Mr. Binsky as directed by A Novo. The 881,650 shares of Common Stock held by Mr. Binsky include shares of Common Stock that are the subject of currently exercisable options and warrants.

      AN France, as the sole member of A Novo, may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock beneficially owned by A Novo.

      (b) A Novo has sole voting and dispositive powers with respect to the 9,373,516 shares of Common Stock held by it and possesses shared voting power with respect to the 881,650 shares of Common Stock held by Bob Binsky. AN France, as the sole member of A Novo, may be deemed to indirectly possess (i) shared voting and dispositive powers with respect to the shares of Common Stock held by A Novo and (ii) shared voting power with respect to the shares of Common Stock held by Mr. Binsky.

      (c) As described more fully in Section 3 above, AN France has the right to convert the balance of the Convertible Note into shares of the Issuer's Common Stock at conversion prices averaging $1.41 per share, which reflects the average closing price per share of the Issuer's Common Stock for the 10 trading days immediately following the time of each of the related advances.

      (d) No person other than A Novo and AN France has the right to receive or direct the receipt of dividends or sales proceeds of the Common Stock held or sold by A Novo.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, A Novo purchased Common Stock from the Issuer pursuant to the Investment Agreement and entered into a Shareholders Agreement with Bob Binsky and the Issuer.

      As described more fully in Item 4 above, the capital contribution of the minority members of A Novo was redeemed in exchange for 27,426 shares of the Issuer's Common Stock. Concurrently with the redemption, A Novo granted to the minority members two-year options to purchase a total of 232,911 shares of the Issuer's Common Stock held by A Novo, at a price of $3.95 per share.

Item  7. Material to be Filed as Exhibits.

      1. Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

      2. Investment Agreement, dated as of August 4, 2000, between A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to
            Exhibit 10.1 to the Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

      3. Shareholders Agreement, dated as of August 4, 2000, between Bob Binsky, A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

      4. Bridge Loan Agreement by and among the Issuer, A Novo Americas LLC and A Novo SA, dated as of August 29, 2001 (incorporated by reference to Exhibit 3.3 to the Issuer's Form 10-KSB for the year ended September 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002).

      5. Amendment No. 1, dated December 13, 2001, to the Bridge Loan Agreement by and among the Issuer, A Novo Americas LLC and A Novo SA, dated as of August 29, 2001 (incorporated by reference to Exhibit 3.5 to the Issuer's Form

            10-KSB for the year ended September 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002).

      6. Amendment No. 2, dated December 14, 2001, to the Bridge Loan Agreement by and among the Issuer, A Novo Americas LLC and A Novo SA, dated as of August 29, 2001 (incorporated by reference to Exhibit 3.5 to the Issuer's Form 10-KSB for the year ended September 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002).

      7. Demand Convertible Grid Note of the issuer dated March 31, 2002 in nominal principal amount of $4 million, payable to A Novo SA (incorporated by reference to Exhibit 3.6 to the Issuer's Form 10-QSB for the period ended March 31, 2002, filed with the Securities and Exchange Commission on May 20, 2002).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2002                          A NOVO AMERICAS LLC


                                              By: /s/ Henri Triebel
                                                ----------------------
                                              Name: Henri Triebel
                                              Title: Executive Manager


Dated:  June 17, 2002                         A NOVO SA


                                              By: /s/ Henri Triebel
                                                ----------------------
                                              Name: Henri Triebel
                                              Title: Chairman of the Board of
                                                     Directors

                                  EXHIBIT INDEX

1. Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934.

2. Investment Agreement, dated as of August 4, 2000, between A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000).

3. Shareholders Agreement, dated as of August 4, 2000, between Bob Binsky, A Novo Americas LLC and Cable Link, Inc. (incorporated by reference to
      Exhibit 10.2 to the Issuer's Form 10-QSB for the period ended June 30, 2000, filed with the Securities and Exchange Commission on August 14,
      2000).

4. Bridge Loan Agreement by and among the Issuer, A Novo Americas LLC and A Novo SA, dated as of August 29, 2001 (incorporated by reference to Exhibit
      3.3 to the Issuer's Form 10-KSB for the year ended September 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002).

5. Amendment No. 1, dated December 13, 2001, to the Bridge Loan Agreement by and among the Issuer, A Novo Americas LLC and A Novo SA, dated as of August 29, 2001 (incorporated by reference to Exhibit 3.5 to the Issuer's Form 10-KSB for the year ended September 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002).

6. Amendment No. 2, dated December 14, 2001, to the Bridge Loan Agreement by and among the Issuer, A Novo Americas LLC and A Novo SA, dated as of August 29, 2001 (incorporated by reference to Exhibit 3.5 to the Issuer's Form 10-KSB for the year ended September 30, 2001, filed with the Securities and Exchange Commission on January 14, 2002).

7. Demand Convertible Grid Note of the issuer dated March 31, 2002 in nominal principal amount of $4 million, payable to A Novo SA (incorporated by reference to Exhibit 3.6 to the Issuer's Form 10-QSB for the period ended March 31, 2002, filed with the Securities and Exchange Commission on May 20, 2002).

                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of A Novo Broadband, Inc. and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: June 17, 2002                          A NOVO AMERICAS LLC


                                              By: /s/ Henri Triebel
                                                ----------------------
                                              Name: Henri Triebel
                                              Title: Executive Manager


Dated:  June 17, 2002                         A NOVO SA


                                              By: /s/ Henri Triebel
                                                ----------------------
                                              Name: Henri Triebel
                                              Title: Chairman of the Board of
                                                     Directors